                                                                       Exhibit 1


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table shows, as of January 15, 1998, certain information regarding those persons believed by the Company to have been the owners on such date of more than 5% of the Common Stock then outstanding.



                NAME AND ADDRESS OF                 NUMBER OF SHARES OF PERCENT
                 BENEFICIAL OWNER                   COMMON STOCK OWNED  OF CLASS
                -------------------                 ------------------- --------

Prudential Insurance Company of America............     2,491,600(1)     11.27%
 19 Prudential Plaza
 Newark, New Jersey 07102
Pioneering Management Corporation..................     1,987,900(2)      9.01%
 60 State Street
 Boston, Massachusetts 02109
Neuberger & Berman.................................     1,279,720(3)      5.79%
 605 Third Avenue
 New York, New York 10158

--------
(1) Based upon a Form 13F filed with the Securities and Exchange Commission on or about September 30, 1997.
(2) Based upon an amendment dated January 5, 1998 to a Schedule 13G filed with the Securities and Exchange Commission.
(3) Based upon a Form 13F filed with the Securities and Exchange Commission on or about September 30, 1997.

  The following table states the number of shares of Common Stock of the Company owned by each current Director and nominee and by all Directors and officers as a group as of December 31, 1997. No Director or officer beneficially owned more than 1% of the Common Stock outstanding on such date. The number of shares beneficially owned by all Directors and officers as a group represented 2.8% of the Common Stock that would then have been outstanding if all options exercisable by such persons before March 1, 1998 had been exercised. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown.



NAMES                                            SHARES OWNED(1) STOCK UNITS(2)
-----                                            --------------- --------------

J. L. Jackson..................................      249,742         58,963
Richard W. Vieser..............................       51,633              0
Rawles Fulgham.................................       22,000              0
David H. Blake.................................       17,000              0
Samuel B. Casey, Jr............................       16,699              0
Juan M. Bravo..................................       43,732          8,569
Graham L. Adelman..............................       51,778          9,433
Thomas R. Hurst................................       59,329         20,613
Gary G. Garrison...............................       61,315          8,053
George W. Pasley...............................       20,500          1,863
All Directors, nominees and officers as a group
 (12 persons)..................................      614,296        108,032

--------
(1) Includes the following shares subject to options and related restricted incentive stock awards granted to persons included in the table under various incentive compensation plans of the Company which are exercisable on or within sixty days after January 1, 1998; 239,550 shares for Mr. Jackson; 39,000 shares for Mr. Bravo; 22,900 shares for Mr. Adelman; 59,100 shares for Mr. Hurst; 58,100 shares for Mr. Garrison; 20,500 shares for Mr. Pasley; 16,000 shares for each of Messrs. Blake, Casey, Fulgham and Vieser; and 522,050 shares for all Directors and officers as a group.

    Such shares are considered to be beneficially owned under the rules of the Securities and Exchange Commission and are considered to be outstanding for the purpose of calculating percentage ownership.
                                              (footnotes continue on next page)
(2) Stock Units represent shares of Common Stock which may be distributable after termination of employment to persons included in the table who have deferred payment of annual incentive compensation pursuant to the Company's Deferred Compensation Plan. Stock Units represent an additional exposure of such persons to changes in the value of Common Stock which is not reflected in the column "Shares Owned." See "Report of Executive Compensation Committee--Policies Applicable to All Executive Officers-- Stock Ownership Requirements."

  The Board of Directors adopted a Stock Ownership Requirements Policy in January 1994 (see "Report of Executive Compensation Committee"). At December 31, 1997, the total Shares Owned and Stock Units of the 12 persons included in the Directors and officers group was 722,328 or approximately 180% of the 401,010 Shares Owned and Stock Units of the 14 persons who were in the Director and officer group on December 31, 1993.

                  REPORT OF EXECUTIVE COMPENSATION COMMITTEE

GENERAL

  The Executive Compensation Committee is responsible for all components of the compensation program for executive management of the Company, including the named executive officers. The Committee is comprised solely of outside directors and administers and reviews Global's executive compensation plans and arrangements.

  The purpose of the Global executive compensation program is to enable the Company to recruit, motivate, reward and retain the caliber of executive talent necessary to provide shareholders and employees a long-term growth opportunity. The competitiveness of the compensation program is reviewed by the Executive Compensation Committee using external sources of market information and analysis provided by outside compensation consultants. Changes to the programs are made from time to time by the Board of Directors in order to maintain competitive compensation levels and to better link the interests of management and the shareholders.

  The Committee considers an officer's total compensation package whenever a change is made to any individual component. Base salary levels affect an officer's target award under an annual incentive plan and the number of shares for which stock options are granted under the long-term incentive plan of the Company.

                 POLICIES APPLICABLE TO ALL EXECUTIVE OFFICERS

STOCK OWNERSHIP REQUIREMENTS

  As a means to develop significant officer and management ownership in the Company, the Board of Directors approved the Company's Stock Ownership Requirements Policy in January 1994. This policy establishes stock ownership and retention levels for officers and other managers which are stated as multiples of their base salaries. The Stock Ownership Requirements Policy also provides that at least 50% of any annual incentive payment to which an officer is entitled must be either invested in Common Stock or credited in the form of Stock Units under the Company's Deferred Compensation Plan until such time as the officer's ownership requirements are satisfied. In addition, at least 25% of any shares acquired by an officer upon exercise of stock options must be retained until such requirements have been met. After having attained the required ownership, an officer must continue to meet the requirement until retirement or termination.

  The required ownership level for the Chairman and Chief Executive Officer is
3.5 times annual base salary. Accordingly, Mr. Jackson is required to acquire and retain, until retirement or termination, ownership of Common Stock or Stock Units with a market value equivalent to $1,925,000. Because the price of the Common Stock was higher on December 31, 1996 than December 31, 1997, his ownership in relation to this requirement declined during calendar 1997 from 80% to 61%. Other executive officers have ownership levels ranging from 1.5 to 2.5 times their annual base salaries, or $2,257,000 in aggregate. As of December 31, 1997, 66% of this requirement had been met, in aggregate, by executive officers other than Mr. Jackson.

BASE SALARY AND ANNUAL BONUS

  Each of the Company's executive officers receives a base salary and has an opportunity to earn an annual incentive payment. Under the Company's Incentive Compensation Plan for Officers and Headquarters Staff ("Headquarters Plan"), payments, if any, to participants are based upon attainment during the fiscal year of Company financial performance objectives and individual performance objectives. Under the Division Executive Incentive Plan ("Division Plan"), payments to officers who are also Division Presidents are determined based primarily upon financial performance objectives for the Company's major business units.

  It has been the policy of the Committee to establish a base salary range for each executive officer position and a midpoint for the range which would place the base salary of that position in approximately the 50th percentile of market salary. In considering base salary changes, the Committee reviews the performance of each named officer, the recent financial performance of the Company, and the position of the officer's current salary in the established range. None of the named officers received a salary adjustment during fiscal 1997 other than one to whom additional responsibilities were assigned. While the Company participates in several compensation surveys, the primary survey used to determine the salary range and midpoint for executive officers is prepared by a major consulting firm with data from 300 U.S. manufacturing corporations, including approximately half of the Fortune 500. Survey data is reviewed both on a consolidated industry basis, as well as more specific industry groupings of multiple industry companies and metalworking fabricating companies. The Committee also determines annually a target incentive opportunity for each executive officer which would place that officer at about the 50th percentile of market annual incentive compensation determined by reference to these surveys.

  The Headquarters Plan and Division Plan enable the Committee to provide incentives for participants to contribute each year to growth in Company earnings and to accomplishment of other financial and nonfinancial goals. Pursuant to Board authorization, funds available for distribution for 1997 under the Headquarters Plan could equal up to 4% of the Company's net after tax profit, adjusted for unusual items. Financial performance objectives for 1997 under the Headquarters Plan related to return upon shareholders' equity for the fiscal year. For 1997, funds equal to 6% of net after tax profits, adjusted for unusual items, were authorized for payments under the Division Plan. Business unit financial performance objectives for 1997 were based upon proposals submitted to the Committee by the Chief Executive Officer, which, in turn, reflected the annual operating plans prepared for the business units. Performance objectives may be adjusted by the Committee to reflect unanticipated, significant changes in the Company's businesses during a plan year.

  In addition to 8 executive officers, 74 other employees participated in the annual incentive Plans during 1997. The amount earned by each participant was related to the extent to which the financial and nonfinancial criteria established by the Committee were achieved. For 1997, the minimum financial objectives for the Headquarters Plan were not achieved and no incentive payments were made for this portion of the officer incentives. Individual objective incentive payments for the executive officers in the Headquarters Plan resulted in payments aggregating less than 7% of the total targeted incentive opportunity for 1997. Under the Division Plans, payments ranged from 21% to 120% of the targeted individual incentive opportunities.

  At least 50% of any payments to which officers are entitled under the Headquarters or Division Plans must be invested in Company Stock or Stock Units until such time as their ownership requirements are met. Such ownership levels must be maintained until retirement or termination.

STOCK OPTION PROGRAM

  Executive officers are eligible to receive stock option grants under the Company's 1992 Stock Compensation Plan ("Stock Plan") which is intended to encourage them to take actions which will result in realization by shareholders of an attractive return on their Common Stock investment. The Committee believes that stock option grants, in combination with the Company's Stock Ownership Requirements Policy, are an effective means of aligning executive compensation with shareholder interests. Although, the Committee generally grants options to executive officers for a number of shares which is above the average level of other companies of similar size because of Global's stock ownership requirements, reduced grants may be made for good reason as determined in the discretion of the Committee.

  The Committee granted executive officers options during 1997 under the Stock Plan to purchase, in aggregate, 74,000 shares of Common Stock, 66,000 of which were made at $20.00 per share, which was approximately $2.20 above the fair market value of the Common Stock on the date of grant. An additional option grant of 8,000 shares was granted to one officer upon hire at the fair market value of the Common Stock on the date of hire. The options are fully exercisable six months after the grant date and expire ten years after the date of grant. Although reduced by the Committee, the number of shares for which options were granted to each executive officer was related to the officer's position, base salary, and individual performance. The number of shares subject to outstanding options previously granted to a Stock Plan participant are not taken into consideration.

CHIEF EXECUTIVE OFFICER COMPENSATION

  No incentive payments were made to Mr. Jackson for fiscal 1997 and, as noted above, the base salaries of Mr. Jackson and the other named executive officers, other than one to whom additional responsibilities were assigned, were not changed during the year.

  Mr. Jackson was granted a stock option for 25,000 shares in August 1997 at an exercise price approximately $2.20 over the trading price of the Common Stock on the date of grant. Consistent with options granted to other employees at such time, the number of shares for which Mr. Jackson's option was granted was substantially reduced by the Committee.

             COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

  Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid during a year to a public company's chief executive officer and its four other most highly compensated executed officers to $1 million, unless specified conditions are met. Certain performance-based compensation is not subject to the deduction limitation. Although the Company did not have nondeductible compensation expense during 1997 and is not expected to have such in 1998, the 1992 Stock Compensation Plan, as amended, would limit the number of shares for which options may be granted in any consecutive three-year period to a participant in order to maximize the amount of compensation expense that may be deductible to the Company under Section 162(m).

                                       Members of the Executive Compensation
                                        Committee:

                                           R. W. Vieser, Chairman
                                           David H. Blake
                                           Samuel B. Casey, Jr.
                                           Rawles Fulgham

  The foregoing Report on Executive Officer Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  There were no committee interlocks.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

                          SUMMARY COMPENSATION TABLE

  The following table reflects the cash and non-cash compensation paid or accrued for the Chief Executive Officer and named executive officers of the Company for fiscal 1997.


                                                                    LONG TERM
                                 ANNUAL COMPENSATION              COMPENSATION
                         -----------------------------------  ---------------------
                                                OTHER ANNUAL  SECURITIES UNDERLYING  ALL OTHER
   NAME AND PRINCIPAL          SALARY   BONUS   COMPENSATION         OPTIONS         COMPENSATION
      POSITION(1)        YEAR   ($)      ($)       ($)(2)               #              ($)(3)
   ------------------    ---- -------- -------- ------------  --------------------- ------------
J. L. Jackson........... 1997 $550,000 $      0   $      0           25,000           $  1,917
 Chairman and Chief      1996 $541,672 $350,000   $ 56,349           34,250           $ 20,967
 Executive Officer,      1995 $491,667 $500,000   $112,300           72,800           $ 36,900
 President and Chief
 Operating Officer
Juan M. Bravo........... 1997 $240,000 $ 30,500   $ 10,880(4)        10,000           $  2,520
 Vice President--        1996 $229,000 $160,000   $ 53,023(4)        24,000           $ 10,380
  Subsidiary
 President               1995 $204,000 $ 68,000   $  8,209            5,000           $  2,301
Graham L. Adelman....... 1997 $216,667 $ 20,000   $  6,665            9,400           $  3,625
 Senior Vice President,  1996 $200,000 $ 82,400   $ 29,333           13,500           $  5,603
 General Counsel &       1995 $ 53,846 $ 30,000   $ 10,659           26,800           $  1,980
 Secretary
Thomas R. Hurst......... 1997 $187,000 $135,000   $ 27,003            6,400           $  1,830
 Vice President--        1996 $185,833 $125,000   $ 27,322           11,500           $  8,805
 Subsidiary President    1995 $177,600 $116,000   $ 42,144           15,200           $ 11,118
Gary G. Garrison........ 1997 $170,000 $      0   $      0            5,800           $  2,170
 Vice President--        1996 $167,667 $ 67,500   $ 12,228           12,500           $  5,191
 Finance, Chief          1995 $153,333 $ 93,600   $ 16,908           10,000           $  4,614
 Financial Officer and
 Treasurer
George W. Pasley........ 1997 $160,000 $ 15,000   $  5,002            5,500           $      0

 Vice President--        1996 $ 26,667 $ 10,500   $  3,729           15,000           $    693
 Communications          1995 $      0      $ 0   $      0                0           $      0

--------
(1) Mr. Jackson was elected President and Chief Operating Officer in February 1997. Mr. Bravo was hired in October 1994 as President of Refractarios Mexicanos, S.A. de C.V. and in March 1996 was elected a Vice President of the Company. Mr. Adelman became an employee and officer of the Company in July 1995. Mr. Pasley became an employee and officer of the Company in September 1996.
(2) Represents a discount on Stock Units deemed purchased with incentive compensation deferred under the Company's Deferred Compensation Plan. The Deferred Compensation Plan provides that Stock Units, which have an individual value equivalent to a share of Common Stock, may be deemed purchased with deferred incentive plan payouts for 75% of the average closing price of Common Stock over a specified period of time prior to an annual purchase date. Stock Units are not distributable until retirement or termination. Distributions must be made in shares of Common Stock. This column does not include the value of perquisites and other personal benefits because the aggregate value of such compensation did not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus.
(3) Represents Company contributions under its Deferred Savings Plan to match contributions made by these officers in 1997. Prior to 1997, this column also included a pension benefit on amounts deferred under the Deferred Compensation Plan. The Deferred Compensation Plan was amended in 1997 to eliminate pension benefit credits.
(4) Includes payments made as a result of Mr. Bravo's relocation from Mexico.


                       OPTION GRANTS IN LAST FISCAL YEAR

  The following table summarizes options granted during fiscal 1997 to the executive officers named in the Summary Compensation Table, and the potential value of the shares subject to such options upon their expiration in August 2007.



                                                                                   POTENTIAL
                         NUMBER OF   % OF TOTAL                           REALIZABLE VALUE AT ASSUMED
                         SECURITIES   OPTIONS                             ANNUAL RATES OF STOCK PRICE
                         UNDERLYING  GRANTED TO  EXERCISE OR             APPRECIATION FOR OPTION TERM
                          OPTIONS   EMPLOYEES IN  BASE PRICE  EXPIRATION -----------------------------
          NAME           GRANTED(1) FISCAL YEAR  ($/SHARE)(2)    DATE          5%              10%
          ----           ---------- ------------ ------------ ---------- -----------------------------
J. L. Jackson...........     25,000     13.8%       $20.00    8-12-2007  $      226,642 $      657,056
Juan M. Bravo...........     10,000      5.5%       $20.00    8-12-2007  $       90,657 $      262,822
Graham L. Adelman.......      9,400      5.2%       $20.00    8-12-2007  $       85,217 $      247,053
Thomas R. Hurst.........      6,400      3.5%       $20.00    8-12-2007  $       58,020 $      168,206
Gary G. Garrison........      5,800      3.2%       $20.00    8-12-2007  $       52,581 $      152,437
George W. Pasley........      5,500      3.0%       $20.00    8-12-2007  $       49,861 $      144,552
All Shareholders(3)..... 21,913,207                                      $  233,417,350 $  591,525,393

--------
(1) Options granted on August 13, 1997, and exercisable in full on February 13, 1998.
(2) The exercise price was approximately $2.20 higher than the fair market value on the date of grant. The Potential Realizable Value is based on the Assumed Annual Rates of Stock Price Appreciation being applied to the above market exercise price.
(3) The Potential Realizable Value for All Shareholders represents the aggregate value at the end of 10 years of all Common Stock outstanding on December 31, 1997, which then had a value of $16.9375, assuming the same rates of appreciation used to calculate the Potential Realizable Value of shares subject to the stock options summarized in the table. Such information is shown for comparison purposes only and does not represent an estimate or prediction of future Company stock price.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                  VALUE TABLE

  The following table summarizes the value at October 31, 1997, of all shares subject to options granted to the named executive officers of the Company to the extent not then exercised, and information concerning option exercises, if any, during fiscal 1997.



                                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                           SHARES             OPTIONS AT FISCAL YEAR END          AT FISCAL YEAR END
                         ACQUIRED ON  VALUE   ------------------------------   -------------------------
                          EXERCISE   REALIZED EXERCISABLE     UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          NAME               (#)       ($)        (#)              (#)             ($)          ($)
          ----           ----------- -------- -------------   --------------   ----------- -------------
J. L. Jackson...........       0       $ 0            214,550          25,000   $592,625        $ 0
Juan M. Bravo...........       0       $ 0             29,000          10,000   $  6,250        $ 0
Graham L. Adelman.......       0       $ 0             13,500           9,400   $      0        $ 0
Thomas R. Hurst.........       0       $ 0             52,700           6,400   $171,937        $ 0
Gary G. Garrison........       0       $ 0             52,300           5,800   $217,538        $ 0
George W. Pasley........       0       $ 0             15,000           5,500   $      0        $ 0

--------
(1) The fiscal year end value of the Common Stock was $17.06 per share.

                               RETIREMENT PLANS

  The estimated total annual retirement benefits payable at age 65 under pension plans in which Messrs. Jackson, Bravo, Adelman, Hurst, Garrison and Pasley participate are set forth below. Messrs. Hurst and Garrison would receive amounts slightly higher than those shown in the pension plan table set forth below due to Messrs. Hurst's and Garrison's participation in a prior benefit plan which allows for the inflation proofing of such benefit. The retirement benefits of Mr. Jackson, who became an employee of the Company in 1993, Mr. Bravo, who became an employee in 1994, Mr. Adelman, who became an employee in 1995, and Mr. Pasley who became an employee in 1996, will not become vested until they complete 5 years of vesting service. The chart illustrates benefits accrued to October 31, 1997.


         AVERAGE                            YEARS OF SERVICE
          ANNUAL            ------------------------------------------------------------------------
       COMPENSATION           5                  15                  25                  35
            $                 $                   $                   $                   $
       ------------         ------             -------             -------             -------
         200,000            14,897              44,692              74,487             104,282
         400,000            30,897              92,692             154,487             216,282
         600,000            46,897             140,692             234,487             328,282
         800,000            62,897             188,692             314,457             440,282
       1,000,000            78,897             236,692             394,487             552,282
       1,200,000            94,897             284,692             474,487             664,282

  Less than 10% of the amounts shown in the "Salary" and "Bonus" columns of the Summary Compensation Table for each of the named individuals is excluded in determining benefits. Years of credited service for the individuals named in the Summary Compensation Table are as follows: Mr. Jackson 4 years, Mr. Bravo 1.83 years, Mr. Adelman 2.25 years, Mr. Hurst 34.75 years, Mr. Garrison 32.83 years, and Mr. Pasley 1.17.

  Benefits are computed as straight-life annuity amounts that may be paid in various forms. Amounts shown in the pension plan table reflect a deduction for estimated Social Security benefits and are not subject to further deduction for Social Security or other offset amounts.

     EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
                                 ARRANGEMENTS

  Pursuant to the Company's 1992 Stock Compensation Plan, in the event of an impending merger, reorganization, or liquidation of the Company, or sale of substantially all of its business or property, the Board may, at its discretion and without shareholder approval, declare some or all outstanding options to be immediately exercisable in full (except for required abatements in the case of combinations of options) without regard to prescribed vesting periods.

  Pursuant to the 1992 Stock Compensation Plan, in the event of a change in control of the Company without approval of a majority of the members of the Board of Directors in office immediately prior to the event, all restrictions on outstanding shares of restricted stock, if any, immediately lapse if related option shares have not been disposed of prior to such change in control. At October 31, 1997, 1276 shares of restricted stock were outstanding. Restricted stock awards have not been made since December 1993.

  In January 1997, the Company entered into an arrangement with Mr. Hurst, Vice President of the Company and President of INTOOL, Incorporated, a wholly- owned subsidiary of the Company, regarding the severance compensation he would receive if the shares or substantially all of the assets of INTOOL, Incorporated are sold prior to November 1, 1998 and his employment by Global is terminated. In such event, Mr. Hurst would receive installment payments equal to two times his 1997 base salary and bonus, less compensation he might receive from an acquiring entity.

             2. APPROVAL OF AMENDED AND RESTATED STOCK OPTION PLAN

                          FOR NON-EMPLOYEE DIRECTORS

  The Board of Directors adopted the Company's 1993 Directors Stock Incentive/Retirement Plan, on December 15, 1993. The purpose of the plan is to align the financial interests of the shareholders of the Company and its independent Directors. Directors who exercise options granted under the Plan must retain 50% of the shares so acquired for 10 years or, if earlier, six months after the Directors service on the Board ends.

  On February 19, 1997, subject to approval by the shareholders, the plan was amended and restated to provide for the limited transferability of options granted thereunder and to increase the number of shares subject to the plan by 180,000. At the same time, the plan was renamed the Stock Option Plan for Non-Employee Directors (the "Directors Stock Plan" or "Plan").

  The following is a summary of the principal provisions of the amended and restated Plan, a copy of which is attached to this proxy statement as Exhibit A. This summary is qualified in its entirety by reference to the complete text of the amended and restated Directors Stock Plan.

ADMINISTRATION AND ELIGIBILITY

  The Board of Directors or a committee of the Board to which such responsibility has been delegated administers the Directors Stock Plan. The Board of Directors is authorized to interpret the Plan and make all determinations necessary for its administration. Its determinations are final and binding on all parties.

PLAN PARTICIPANTS; PRIOR GRANTS; AVAILABLE SHARES

  The only persons who may participate in the Plan are Directors of the Company who are not also its employees. At the time it was adopted, 120,000 shares of Common Stock were available for issuance under the Directors Stock Plan. Of that number, options for 64,000 shares, having a weighted average exercise price of $16.83 per share and a current market value of approximately $134,000, have been granted and remain outstanding. Subject to shareholder approval, the number of shares available for issuance was increased in February 1997 by 180,000. If the amended and restated Plan is approved at the 1998 Annual Meeting of Shareholders, options for up to 236,000 shares may be granted under its terms from February 1997 until expiration of the Plan in 2002. Shares issued upon exercise of an option may be either authorized and unissued shares or treasury shares. In the event an option expires or is canceled, the remaining shares are forfeited and become available for new option grants under the Directors Stock Plan.

TERMS OF AWARDS

  Subject to shareholder approval of the amended and restated Plan, (i) each non-employee Director of the Company was granted an option in February 1997 to purchase 5,000 shares of Common Stock at a price of $17.875 per share, the fair market value of the Common Stock on that date, (ii) any person who becomes a non-employee Director of the Company will automatically be granted an option to purchase 5,000 shares on the date service on the Board begins, and (iii) once each calendar year, beginning in 1998, each non-employee Director, who has been such for at least six months, may be granted an additional option to purchase 5,000 shares. All options granted under the Plan must have an exercise price equal to not less than 100% of the fair market value of the Common Stock on the day of grant. The time at which the right to exercise an option becomes vested, in full or in installments, is determined by the Board in its discretion at the time of grant.

  Under the Plan as amended, an option granted to a non-employee Director may be exercised until the earlier of (i) ten years after the date of grant, or (ii) five years after the Director's service on the Board ends, other than for cause. Options may be exercised by payment in full of the exercise price by check or by delivery to the Company of shares of Common Stock (not acquired through prior option exercises) having a value equal to the aggregate exercise price.

ADJUSTMENTS

  The number of shares subject to the Plan and to outstanding options granted under the Plan will be adjusted in the event of stock splits, stock dividends, spin-offs, exchanges or other capital changes for which holders of Common Stock are not required to deliver consideration (other than their shares) as though such shares were issued and outstanding on the date of any such change. The aggregate purchase price upon the future exercise of options so adjusted shall be the same as if the option had continued to be for the shares for which it originally had been granted. The issuance by the Company of shares for consideration shall not result in such adjustments. In the event of a merger, the Board may elect to terminate options outstanding under the Plan and pay optionees an amount equal to the excess of the fair market value of the shares subject to the option on the day preceding the merger over the per share exercise price of the option.

TRANSFERABILITY

  If the Plan as amended and restated is approved by the shareholders, options granted thereunder may be transferred by the Directors if, and only to the extent, such is expressly permitted by the agreements with the Company that evidence their options. The options granted in February 1997 are governed by agreements which provide that the rights of optionees thereunder may be transferred, subject to the obligations of the optionees under the Plan, to (i) members of their immediate family (spouse, children, grandchildren or parents),
(ii) trusts of which the only beneficiaries are immediate family members, and
(iii) partnerships of which the only partners are immediate family members.

AMENDMENT AND TERMINATION

  The Directors Stock Plan may be amended by the Board from time to time and will remain in effect until April 1, 2002, unless sooner terminated by the Board of Directors.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The grant of a stock option under the Directors Stock Plan will create no income tax consequences to the optionee or the Company. A Director who is granted a stock option would generally recognize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by a Director as a result of an exercise. A subsequent disposition of the securities so acquired will give rise to capital gain or loss to the extent the amount realized from the sale differs from the tax basis in the securities sold, i.e., their fair market value on the date of exercise. The length of time that the securities are held after the date of exercise controls whether this capital gain or loss will be characterized as long-term or short-term for federal income tax purposes.

VOTE REQUIRED

  The affirmative vote of the holders of a majority of the shares of Common Stock represented and voted at the Annual Meeting with respect to the Directors Stock Plan is required to approve the Plan. Any shares not voted at the Annual Meeting with respect to the Directors Stock Plan (whether as a result of broker non-votes or otherwise, except abstentions) will have no effect upon the result of the vote. Shares of Common Stock as to which holders abstain from voting will be treated as votes against the Directors Stock Plan.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE DIRECTORS STOCK PLAN. SHARES OF COMMON STOCK REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" THE DIRECTORS STOCK PLAN.


           3. APPROVAL OF AMENDMENTS TO 1992 STOCK COMPENSATION PLAN



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  The 1992 Stock Compensation Plan (the "1992 Plan") was adopted on July 31,
1992 by the sole shareholder of the Company's predecessor prior to public distribution of the Common Stock. The Board of Directors is recommending that the shareholders approve amendments to the 1992 Plan at the 1998 Annual Meeting which would (i) increase the total number of shares of Common Stock for which options may be granted by 800,000 and (ii) provide that no employee may receive grants under the 1992 Plan with respect to more than 750,000 shares over any consecutive three-year period.

  The primary features of the 1992 Plan are summarized below. The full text of the amendment for which shareholder approval is required is set forth as Exhibit B to this Proxy Statement. This summary is qualified in its entirety by reference to the complete text of the 1992 Plan.

ADMINISTRATION

  The 1992 Plan is administered by the Board of Directors or a committee of the Board (the "Committee"), no member of which is eligible to participate in the 1992 Plan. The Board or such Committee is authorized to interpret the provisions of the 1992 Plan and make all rules relating to its operation.

PLAN PARTICIPANTS; PRIOR GRANTS; AVAILABLE SHARES

  Officers and key employees of the Company and its present and future subsidiaries shall be eligible to participate in the 1992 Plan subject to approval of the Committee. Awards may be granted in the form of Nonqualified Options, Phantom Options, Restricted Stock, Performance Units and Incentive Stock Options (all as defined in the 1992 Plan). Shares issued under the 1992 Stock Plan may be either authorized but unissued shares or issued shares acquired by the Company. Eight executive officers and seventy-eight other key employees were granted options under the 1992 Plan in 1997. The 1992 Plan permits the grant of options through July 30, 2002.

  At October 31, 1997, options had been granted under the 1992 Plan for 2,075,397 shares of Common Stock of which 543,518 shares had been purchased pursuant to option exercises, 1,425,489 shares remained subject to options, and 106,390 shares had been forfeited. Of the 2.7 million shares available under the 1992 Plan when it was adopted, 730,993 shares are currently available for stock option grants. On January 19, 1997, the Board of Directors amended the 1992 Plan, subject to shareholder approval, to increase by 800,000 the number of shares of Common Stock for which options may be granted. None of those shares may be made the subject of Restricted Stock or other types of awards. If this amendment is approved by the shareholders, a total of 1,530,993 shares will be available for issuance pursuant to the exercise of options which may be granted under the 1992 Plan. In addition, if the shareholders approve this amendment, no individual employee may receive grants under the 1992 Plan of Nonqualified Options, Phantom Options, Restricted Stock or Incentive Stock Options, or any combination thereof, for more than 750,000 shares over any consecutive three-year period.

TERM OF OPTIONS

  At the time of grant, the Committee determines the duration of the option, which may not exceed ten years.

OPTION PRICE

  The 1992 Plan provides that the price at which options may be granted cannot be less than 100% of the fair market value of the Common Stock on the date of grant. Fair market value is the average of the reported highest and lowest prices per share of the Common Stock as reported on the New York Stock Exchange on the grant date. Payment by an employee upon exercise of an option may be made in cash or Common Stock having a fair market value equal to the exercise price. The Company may not reprice options granted under the 1992 Plan without shareholder approval.
VESTING


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

  The 1992 Plan provides that (i) no option may be exercised prior to the lapse of at least a six month period from the date of grant, and (ii) all unexercised options granted to an employee are cancelled upon the employee's termination for any reason other than death, disability or approved retirement. The 1992 Plan permits the Board of Directors to accelerate the vesting of options under certain circumstances and also provides that the right to exercise a vested Option expires on the earlier of ten years from the date on which such Option is granted or five years after retirement, whichever is earlier.

TRANSFERABILITY

  Options granted under the 1992 Plan may be transferred by an employee if, and only to the extent, such is expressly permitted by the agreement with the Company that evidences the options. Such agreements currently provide that the rights of optionees may be transferred, subject to continuation of the obligations of the optionees, under the 1992 Plan to (i) members of their immediate family (spouse, children, grandchildren or parents), (ii) trusts of which the only beneficiaries are immediate family members, and (iii) partnerships of which the only partners are immediate family members.

ADJUSTMENTS

  The number of shares subject to the 1992 Plan and to outstanding awards granted under the 1992 Plan will be adjusted in the event of stock splits, stock dividends, spin-offs, exchanges or other capital changes for which holders of Common Stock are not required to provide consideration (other than their shares) as though such shares were issued and outstanding on the date of any such change. The aggregate purchase price of shares subject to options which have been so adjusted shall be the same as if the option had continued to be for the shares for which it originally had been granted. Issuance by the Company of shares for consideration shall not result in such adjustments.

CERTAIN FEDERAL TAX CONSEQUENCES

  The following statements are based on current interpretations of existing federal income tax law. The law is technical and complex and the statements represent only a general summary of some of the applicable provisions.

  While there are no federal income tax consequences to either the employee or the Company on the grant of an option, the employee will have taxable ordinary income on the exercise of a non-qualified option equal to the excess of the fair market value of the shares on the exercise date over the option price. The Company is entitled to a corresponding deduction.

  If the shareholders approve the amendments to the 1992 Plan, the Company believes that it will be entitled to a deduction for all compensation attributable to an employee's exercise of non-qualified options and rights. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held company for individual compensation paid to certain key executives exceeding $1,000,000 in any taxable year, unless such compensation is performance-based. Subject to shareholder approval, the 1992 Plan has been amended to meet the performance-based compensation exception to the limitation on deductions. The 1992 Plan meets the first requirement of this exception because options are awarded and priced at not less than the fair market value of the Common Stock on the date of grant. In addition, the administration of the 1992 Plan by the Executive Compensation Committee satisfies a second requirement for exemption from the $1,000,000 cap. As the 1992 Plan has already been approved by the shareholders of the Company, this third requirement has been met. If the 1992 Plan amendment is approved at the 1998 Annual Meeting, the last requirement for exemption from the cap, that there be a limitation upon the number of shares that may be granted to any single employee, will be satisfied.

AMENDMENTS

  The Board of Directors is authorized to amend the 1992 Plan at any time. However, shareholders must approve amendments which (i) increase the total number of shares which may be issued under the 1992 Plan (other than due to an adjustment as described above),

(ii) change the class of employees eligible to receive options, (iii) change the provisions regarding option price, or (iv) lengthen option periods or the time in which options may be granted under the 1992 Plan. A copy of the 1992 Plan is on file with the Securities and Exchange Commission.

VOTE REQUIRED

  The affirmative vote of the holders of a majority of the shares of Common Stock represented and voted at the Annual Meeting with respect to the 1992 Plan is required to approve the amendments to the 1992 Plan. Any shares not voted at the Annual Meeting with respect to the 1992 Plan (whether as a result of broker non-votes or otherwise, except abstentions) will have no effect upon the result of the vote. Shares of Common Stock as to which holders abstain from voting will be treated as votes against the amendments to the 1992 Plan.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENTS TO THE 1992 PLAN. SHARES OF COMMON STOCK REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" THE AMENDMENTS TO THE 1992 PLAN.



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